SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Name of Subject Company)

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

018680306
(CUSIP Number of Class of Securities)

William Juan
Secretary
Alliance Fiber Optic Products, Inc.
One Riverfront Plaza
Corning, New York 14831
(607) 974-9000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:
Clare O’Brien
David Connolly
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, and the exhibits thereto, the “Schedule 14D-9”) of Alliance Fiber Optic Products, Inc. (“AFOP” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016. The Schedule 14D-9 relates to a tender offer by Apricot Merger Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Corning Incorporated, a New York corporation (“Corning” or “Parent”), to purchase all of the issued and outstanding common stock of AFOP, and the related rights to purchase shares of Series A Preferred Stock of the Company distributed to the holders of the common stock of AFOP pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (each a “Share” and collectively, the “Shares”) at a per Share purchase price of $18.50, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the SEC on April 21, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 7, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

“Item 8 – Additional Information” is hereby amended and supplemented by adding the following section:

“Completion of the Offer

The Offer expired at 5:00 p.m. (Eastern Time), on June 3, 2016. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), advised Parent and the Purchaser that, as of the Expiration Date, a total of 12,306,701 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery had been delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 77% of the Shares outstanding as of the Expiration Date. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 454,868 additional Shares, representing approximately 2.8% of the outstanding Shares as of the Expiration Date. All conditions to the Offer having been satisfied, Purchaser accepted for payment all such Shares validly tendered into the Offer and not properly withdrawn prior to the Expiration Date, and payment for such Shares is being made to the Depositary, which will act as the paying agent for tendering AFOP stockholders for the purpose of receiving payments for tendered Shares and transmitting such payments to tendering AFOP stockholders whose Shares have been accepted for payment, in accordance with the terms of the Offer.

Following the consummation of the Offer, Purchaser and Parent completed the acquisition of AFOP through the Merger without a meeting of stockholders of AFOP in accordance with Section 251(h) of the DGCL, with AFOP continuing as the surviving corporation. At the Effective Time, each Share then outstanding was converted into the right to receive cash in an amount equal to the Offer Price, without interest (less any required withholding taxes) except for Shares (i) owned by AFOP or held as treasury stock, (ii) owned by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) owned by any wholly-owned subsidiary of AFOP or (iv) held by a holder who is entitled to demand and properly exercises and perfects their appraisal rights with respect to such Shares in accordance with Section 262 of the DGCL in connection with the Merger. As a result of the Merger, AFOP became a wholly-owned subsidiary of Parent. Following the Merger, the Shares were delisted and ceased to trade on the NASDAQ Stock Market.”

Item 9.	Material to be Filed as Exhibits.

“Item 9. Material to be Filed as Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(G) the Exhibit:

(a)(5)(H)	Press Release issued by Corning Incorporated, dated June 6, 2016 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed by Corning and Purchaser on June 6, 2016).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2016	ALLIANCE FIBER OPTIC PRODUCTS, INC.

	By:	/s/ William Juan
William Juan
Secretary